Exhibit 99.1

CollPlant to Begin Trading on Nasdaq Under New Ticker Symbol “OPHI”

OPHI marks another important step in CollPlant’s strategy to expand and focus its operations built around LightSolver’s all-optical Laser Processing Unit (LPU)™

REHOVOT, Israel, November 12, 2026 -- CollPlant Biotechnologies Ltd. (Nasdaq: CLGN) (“CollPlant”) today announced that its ordinary shares will begin trading on Nasdaq under the new ticker symbol “OPHI,” effective at the open of trading on November 13, 2026. The shares will continue to trade under “CLGN” through the close of trading on November 12, 2026.

No action is required by shareholders in connection with the ticker symbol change. The ordinary shares will continue to be listed on Nasdaq and CollPlant’s CUSIP number will remain unchanged.

“Changing our ticker symbol to OPHI reflects our strategic expansion into photonic computing,” said Eran Rotem, Chief Executive Officer and CFO of CollPlant. “By building our future around LightSolver’s LPU technology, we believe we are positioned to address next-generation computing demands and deliver long-term value to our shareholders.”

“As the world’s demand for computing power keeps growing, the industry is looking for fundamentally new approaches,” said Dr. Ruti Ben Shlomi, Co-Founder and CEO of LightSolver. “Our LPU uses interacting lasers to perform the computation itself, with the potential to solve demanding workloads at significantly higher speeds while reducing energy consumption.”

Subject to shareholder approval at CollPlant’s extraordinary general meeting scheduled for November 24, 2026 and the consent of the Israeli Registrar of Companies, CollPlant intends to change its name to OptiPhi Computing Ltd. For additional details, please see CollPlant’s announcement dated November 4, 2026.

About CollPlant

CollPlant (Nasdaq: CLGN) is an innovative technology company operating at the intersection of deep-tech photonic computing and advanced biotechnology. Through its subsidiary LightSolver, CollPlant is advancing the development of proprietary all-optical laser-based computing architectures designed to resolve the world’s most demanding computational bottlenecks across artificial intelligence, aerospace, financial engineering, and high-performance computing. CollPlant also retains its proprietary plant-derived recombinant human collagen (rhCollagen) and bio-ink assets, for 3D bioprinting of tissues and organs and medical aesthetics. For more information about CollPlant, visit www.collplant.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the expected timing of trading of CollPlant’s ordinary shares under the new ticker symbol; the proposed change of CollPlant’s name; the anticipated performance, capabilities and energy efficiency of the LPU; the long-term value of CollPlant’s photonic computing business; and the future prospects, business plans and growth strategies of CollPlant and LightSolver. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “continue,” “potential” and similar expressions or the negative of such terms. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the risk that shareholder approval of the proposed name change or the consent of the Israeli Registrar of Companies is not obtained, or that the name approved differs from the proposed name; LightSolver’s ability to scale its technology from prototype to a commercial product; risks associated with integrating LightSolver’s business, operations and personnel; LightSolver’s ability to achieve anticipated technological and commercial milestones; uncertainties regarding market acceptance and adoption of LightSolver’s technology; the ability to develop and commercialize LightSolver’s products and technology successfully; the ability to establish and expand strategic collaborations and commercial relationships; competition and technological developments; intellectual property risks; the availability of capital; CollPlant’s ability to maintain compliance with Nasdaq listing requirements; general market, industry, economic and geopolitical conditions; and other risks and uncertainties described in CollPlant’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. Forward-looking statements speak only as of the date of this press release. CollPlant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investors Contact

CollPlant Biotechnologies
investors@lightsolver.com

Arx Investor Relations

North American Equities Desk
collplant@arxhq.com